July 29, 2005
Via facsimile and U.S. mail
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Mail Stop 4-5
Washington, D.C. 20549-0405
Attention: H. Roger Schwall

Re:	Pioneer Natural Resources Company
Form 10-K, Filed February 22, 2005
File No. 1-13245
Dear Mr. Schwall:
     We are writing to respond to the engineering comments of the Staff of the Securities and Exchange Commission with respect to our Form 10-K in the comment letter dated July 15, 2005 (the “Comment Letter”), addressed to Richard P. Dealy, Executive Vice President and Chief Financial Officer of Pioneer Natural Resources Company (“Pioneer” or the “Company”).
Comment Responses
     The bold typeface, numbered paragraphs and headings below are taken from the Comment Letter. Our response to each such comment follows in plain text.
Form 2004 10-K for the year ended December 31, 2004
Business, page 5
Evergreen Merger, page 5

1.	Your response 1a) does not address the minimum gas production rates you require for attributing proved reserves to newly drilled exploration locations. Please tell us how you determine that proved reserves are justified in such situation.

Response: In our pure exploratory drilling, or coal bed methane (“CBM”) pilot projects, we demonstrate commercial gas production rates before claiming proved reserves. Minimum economic production rate thresholds are a function of many different factors (gas pricing, transportation cost, water lifting costs, production taxes, NRI/WI, etc.) specific to a particular location or project. For our current portfolio, we consider the minimum economic rate threshold to be a sustained rate of approximately 20 Mcf per day. At year-end 2004, we reported no proved reserves associated with CBM pilot projects in the Raton Basin.

In our Raton Basin CBM development project, the wells we drill on unproven lands are extensions of the existing producing reservoir. In some cases, we do not complete and produce these wells until they have been connected to the gathering system. In these cases,

H. Roger Schwall
Securities and Exchange Commission

July 29, 2005
we estimate initial gas production rate by comparing data collected through the drilling process with “type wells” defined by analogous (similar reservoir properties, well spacing, completion techniques, etc.) producing wells. Reserve volumes supportable by the “type well” analog are classified as proved only if there is a plan to proceed with connection to the gathering system. We currently have more than 1,300 production wells in our Raton Basin CBM project from which to draw analogy. Based upon this significant experience, we are confident that our estimates of proved reserves attributable to extensions of our developed Raton CBM acreage meet the reasonable certainty criteria.

2.	In your response 1b), you state “The primary exception to this case would be that of an infill well which is drilled later in the life of the reservoir, where significant pressure drawdown has occurred and free gas saturation is present. In these cases, a well will more typically see its peak gas rate when it begins to produce and decline thereafter, more like a conventional gas well.” Please explain your methodology in accounting for the reduced gas-in-place in such infill wells’ proved reserve estimates.

Response: In the case of infill wells drilled in our Raton Basin CBM project, we account for the reduced gas-in-place associated with infill wells by re-allocating or re-distributing proved reserves from the parent wells to the infill well. Incremental or additional proved reserves are attributed to the infill well in some cases where an increase in the recoverable gas-in-place is justified by the increased well density.

Clarify whether the isotherms to which you refer in response 1d) are derived from desorption measurements. If you have used adsorption data in your estimates, address how you avoid overestimation of the coal bed gas content if coal beds are undersaturated as has been observed in the Powder River Basin.

Response: The isotherms to which we referred to in our response 1d) are derived from adsorption measurements in all cases. We actually have over 50 adsorption isotherms from over 40 cored wells in our Raton Basin project. We use both adsorption and desorption data in our estimates of gas-in-place to account for both saturated and undersaturated reservoir conditions where appropriate to avoid overestimation of gas content used in our gas-in-place and reserve estimates. Unlike the Powder River Basin, coals in our Raton Basin project area are generally saturated.

3.	In your response 1d), you state, “The volumetric recoverable reserves are then used to constrain the individual well forecasts on a spacing unit by spacing unit basis, typically 160 acres. Drainage areas are not explicitly estimated for each well.” This implies that you attribute 160 acres’ proved reserves to the spacing unit’s well and, presumably, to its offsetting proved undeveloped locations. If the well’s drainage area – and thus its ultimate proved reserves – is materially lower, this overestimation is leveraged in its offsetting PUD locations and a significant error can result.

Response: In our Raton Basin CBM project, we attribute 160 acres’ proved reserves to the spacing unit’s well and its offsetting proved undeveloped locations. In all cases, our volumetric recovery estimates are based upon variable recovery from a fixed area by using recovery factors derived from analogous well (similar reservoir properties, well spacing, completion techniques, etc.) performance data and/or material balance using the isotherms. Development of our Raton Basin acreage has typically occurred on 160-acre spacing and most wells appear to have adequate permeability to drain the designated area. However, we also use infill drilling to accelerate production and improve recovery in some cases.

H. Roger Schwall
Securities and Exchange Commission

July 29, 2005
Hydraulic connection across and drainage of the 160-acre units is supported by a decline in initial static reservoir pressure measurements at such infill locations, and by infill well performance. While determination of actual drainage area is theoretically possible, it is inefficient in reservoirs of this nature and no more accurate than our alternative when adequate analogues exist. Since our acreage was developed on 160 acre spacing units, we have excellent recovery factor data for that assumed drainage area. In areas of lower permeability, we reduce the effectiveness of this drainage by lowering the estimated recovery factor for the 160-acre spacing unit. This process avoids overestimation of recoverable reserves in a given spacing unit and avoids leveraging these errors in offsetting PUD locations.
Reserve Quantity Information, page 7
4.	In your response 9, you state, “In the case of these seven non-offsetting PUDs, the areas are all “windows” within the existing field which have not yet been developed. Based upon above, the Company believes that these PUD locations are appropriately reflected in its proved reserves.” Please affirm to us that you have established pressure communication across all these undeveloped “windows”.

Response: At year-end 2004, we claimed proved reserves on four 160-acre undeveloped “windows” that were surrounded on three or more sides by producing wells located more than one offsetting location away. We have not established pressure communication across these “windows” through direct pressure measurement. Instead, in our Raton Basin CBM project, we establish pressure communication across these “windows” by interpretation of our potentiometric data. In all cases, we believe that the potentiometric data demonstrate the hydraulic continuity of the coal aquifer across these windows, and therefore pressure communication, as has been observed from pressure and well performance data as similar windows have been closed through additional drilling throughout our field. We have interpreted no discontinuities in the potentiometric data that would suggest the expected range of pressures and gas contents would not exist within these “windows.” As of June 30, 2005, we have now drilled offsetting 160-acre locations to three of the four 160-acre windows and have seen reservoir pressure continuity. As noted in our letter dated April 27, 2005, the total proved reserves associated with the four “windows” at December 31, 2004 was 4.9 Bcf or .1% of the Company’s total proved reserves. Prospectively, we will not record proved reserves in “windows” unless we have direct pressure continuity.
Please direct any questions in connection with the responses set forth in this letter to Richard P. Dealy at 972-969-4054 (direct fax 972-969-3572).

Very truly yours,
/s/ RICHARD P. DEALY
Richard P. Dealy
Executive Vice President and Chief Financial Officer

Cc:	Darin G. Holderness
Kerry D. Scott
Paul Onsager